                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          BRANDON SYSTEMS CORPORATION
                               (Name of Issuer)




                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                   105303101
                                (CUSIP Number)

                                 Mark G. Ewald
                             BEM Management, Inc.
                              520 Madison Avenue
                           New York, New York  10022
                                (212) 832-8720
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 18, 1995
             (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

SCHEDULE 13D

CUSIP No. 105303101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence M. Blau

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                a[ ]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7.   SOLE VOTING POWER

                         None

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             247,000
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         247,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          247,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 105303101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Metzger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                               a[ ]
                                                       b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7.   SOLE VOTING POWER

                         2,200

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             247,000
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 2,200
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         247,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          249,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6%

14.  TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Brandon Systems Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Harmon Plaza, Secaucus, New Jersey 07094.

Item 2.   Identity and Background

          The Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), a United States citizen, in his capacity as (a) one of the two managing general partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"), and (b) chairman of BEM International Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM International" and, together with BEM, the "Funds"); and (2) Mark Metzger ("Mr. Metzger"), a United States citizen, (a) as owner of his Individual Retirement Account and (b) in his capacity as (i) one of the two managing general partners of BEM and (ii) Vice Chairman of BEM International Management. Mr. Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

          Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as Chairman and Vice Chairman, respectively, of BEM International Management and pursuant to various contractual arrangements are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also President and Managing Director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 35th Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr. Metzger. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 14 Bermudiana Road, Pembroke HM 08, Bermuda.

          The shares of Common Stock which are the subject of this Statement are held by Mr. Metzger's Individual Retirement Account (2,200 shares), BEM (173,000 shares) and BEM International (74,000 shares).

          None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amounts of Funds or Other Consideration

          Mr. Metzger and the Funds expended an aggregate of approximately $4,874,019 (including brokerage commissions) to purchase the 249,200 shares of Common Stock held by them. The source of these monies was personal funds (in the case of shares of Common Stock held by Mr. Metzger's Individual Retirement Account) and working capital (in the case of shares of Common Stock held by the Funds).

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock for his own account or for the account of either or both of the Funds from time to time and may dispose of any or all of the shares of Common Stock held by him or the Funds at any time.

          Except as set forth above, neither of the Reporting Persons nor, to the best of their knowledge, the Funds have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

          Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

          (a)-(b)   On the date of this Statement:

          1. Mr. Blau has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 247,000 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Such shares represent approximately 5.5% of the issued and outstanding shares of Common Stock. Mr. Blau shares voting power and dispositive power over these shares of Common Stock with Mr. Metzger.

          2. Mr. Metzger has Beneficial Ownership of and sole voting and dispositive power with respect to 2,200 shares of Common Stock and Beneficial Ownership of 247,000 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, of managing the assets of BEM International. The aggregate of such shares (249,200) represent approximately 5.6% of the issued and outstanding Common Stock. Mr. Metzger shares with Mr. Blau voting power and dispositive power over the 247,000 shares of Common Stock held by the Funds.

          3. The percentages used herein are calculated based upon the 4,452,254 shares of Common Stock stated to be issued and outstanding at May 3, 1995, as reflected in the Company's

Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarterly period ended March 31, 1995.

          (c) The trading dates, number of shares purchased and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on the American Stock Exchange.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits
          Exhibit A:  Joint Filing Agreement among the Reporting   Persons.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 1995




                               /s/ Lawrence M. Blau
                                   Lawrence M. Blau



                               /s/ Mark Metzger
                                   Mark Metzger

                                                                    Schedule I




                                                 Date                    Shares Purchased            Price Per Share

 BEM Partners, L.P.                             6/13/95                        400                         20.6
                                                6/15/95                       35,000                      22.52
                                                6/20/95                       7,000                       21.77
                                                6/21/95                       27,000                       21.7
                                                6/23/95                       9,000                       21.08
                                                7/18/95                       52,600                      18.33
                                                7/31/95                       7,000                        18.7

 BEM International Ltd.                         6/15/95                       15,000                      22.52
                                                6/20/95                       3,000                       21.77
                                                6/21/95                       10,500                       21.7
                                                6/23/95                       5,100                       21.08
                                                7/18/95                       22,400                      18.33
                                                7/31/95                       3,000                        18.7

 Mark Metzger                                   6/21/95                        800                        21.58
                                                6/22/95                        600                        21.33
                                                6/22/95                        800                        21.205
